                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                          Level 3 Communications, Inc.
            --------------------------------------------------------
                                (Name of Issuer)


                          Common Stock $0.01 Par Value
            --------------------------------------------------------
                         (Title of Class of Securities)


                                   52729N-10-0
            --------------------------------------------------------
                                 (CUSIP Number)


                             Richard H. Siegel, Esq.
                                 General Counsel
                                Sturm Group, Inc.
                         3033 East 1st Avenue, Suite 200
                                Denver, CO 80206
                                  303-394-5005
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 4, 2000
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


            If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this
       schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ].

 NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
                     for any subsequent amendment containing
                    information which would alter disclosures
                         provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
                      18 of the Securities Exchange Act of
          1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other
                     provisions of the Act (however, see the
                                     Notes).


                                     1 of 5

                                  SCHEDULE 13D


----------------------                                        -----------------
CUSIP No.  52729N-10-0                                        PAGE 2 OF 5 PAGES
----------------------                                        -----------------

       ------------------------------------------------------------------------
       1  NAME OF REPORTING PERSON                              Donald L. Sturm
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       ------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) [ ]
                                                                        (B) [ ]
       ------------------------------------------------------------------------
       3  SEC USE ONLY
       ------------------------------------------------------------------------
       4  SOURCE OF FUNDS*
          Not applicable.
       ------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
       ------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
       ------------------------------------------------------------------------
            NUMBER OF                 7    SOLE VOTING POWER
             SHARES                        16,318,836
                                     ------------------------------------------
           BENEFICIALLY               8    SHARED VOTING POWER
            OWNED BY                       1,080,000
                                     ------------------------------------------
              EACH                    9    SOLE DISPOSITIVE POWER
            REPORTING                      16,318,836
                                     ------------------------------------------
             PERSON                  10    SHARED DISPOSITIVE POWER
              WITH                         1,080,000
      -------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          17,398,836
      -------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           [ ]
      -------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.7%
      -------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON*
          IN
      -------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                     2 of 5

ITEM 1. SECURITY AND ISSUER

     The class of securities to which this statement relates is the $0.01 par value Common Stock ("Common Stock") of Level 3 Communications, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1025 Eldorado Blvd., Broomfield, Colorado 80021.


ITEM 2. IDENTITY AND BACKGROUND

     a) This statement is being filed by Donald L. Sturm, as an individual ("Investor"), a Co-Trustee of the Melanie L. Sturm Revocable Trust, and the Trustee of the Donald L. Sturm Charitable Trust. Investor is also filing as the general partner of Sturm Family Capital Ltd., a limited partnership, as a board member for the University of Denver and as the Chairman of the Board of Sturm Banks of Wyoming, Inc. and Sturm Banks of Colorado, Inc.

     b) The Investor's business address is 3033 East 1st Avenue, Suite 200, Denver, CO 80206.

     c) Investor is the Chairman and Chief Executive Officer of Sturm Group, Inc., a private investment company, the address of which is 3033 East 1st Avenue, Suite 200, Denver, Colorado 80206.

     d) Investor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     e) Investor has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Investor was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     f) Investor is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

     Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     a) The Investor owns directly 15,584,360 shares. As Co-Trustee for Melanie
L. Sturm, he is the beneficial owner of 1,000,000 shares; as Trustee for the Donald L. Sturm Charitable Trust, he is the beneficial owner of 366,208 shares; as general partner of Sturm Family Capital Ltd., he is the beneficial owner of 322,248 shares; as a member of the board of directors of the University of Denver, he beneficially owns 80,000 shares; as the Chairman of the Board of Sturm Banks of Wyoming, Inc., he is the beneficial owner of 23,010 shares; and as the Chairman of the Board of Sturm Banks of Colorado, Inc., he is the beneficial owner of 23,010 shares. In total, Investor is the beneficial owner of 17,398,836 shares of Common Stock. This amount represents 4.7% of the Issuer's issued and outstanding Common Stock. The Investor retains both voting and investment power over such shares of Common Stock.


                                     3 of 5

     b) Investor has the sole power to vote and to dispose of 16,318,836 shares individually, as Trustee for the Donald L. Sturm Charitable Trust, as general partner of Sturm Family Capital Ltd., as Chairman of the Board of Sturm Banks of Wyoming, Inc. and as Chairman of the Board of Sturm Banks of Colorado, Inc. As Co-Trustee of the Melanie L. Sturm Revocable Trust, Investor has the shared power to vote and to dispose of 1,000,000 shares with Melanie L. Sturm. As a member of the board of directors of the University of Denver, Investor has the shared power to vote and to dispose of 80,000 shares with the other members of the board of directors.

     c) The Investor sold 5,000 shares on August 22, 2000, in a transaction effected pursuant to Rule 144 under the Securities Act of 1933 at a price per share of $68.50, and as of March 10, 1999, is no longer deemed to be the beneficial owner of 1,006,720 shares held by the Robert B. Sturm Irrevocable Trust due to the dissolution of that trust.

     d) Not applicable.

     e) Based on a review of the total shares of Common Stock outstanding set forth in the Issuer's periodic report on Form 10-Q dated August 4, 2000, the Investor no longer holds in excess of 5% of the Issuer's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.

                                     4 of 5

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


September 1, 2000                  /s/Donald L. Sturm
-------------------                ----------------------------
      Date                                 Signature

                                   Donald L. Sturm
                                   ----------------------------
                                           Name/Title


                                     5 of 5